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                                  Exhibit P(2)

                         CAPITAL GUARDIAN TRUST COMPANY
CODE OF CONDUCT

Over the years CGTC has earned a reputation for the highest integrity. All of us within CGTC are responsible for maintaining that reputation. To ensure that our own interests are never placed ahead of the interests of our shareholders and clients, Capital has adopted a code of conduct which includes the provisions listed below. Please note that our code of conduct is based on SEC standards. These standards generally follow the provisions of the AIMR Code of Ethics, as applicable.

CONFLICTS OF INTEREST - Associates must not place themselves or the company in a position of actual or potential conflict, in which the personal interests of associates interfere or could potentially interfere with their responsibilities at work. As a result, Capital has adopted policies relating to the receipt of gifts and business entertainment from those who conduct business with the company. The Gifts Policy Committee oversees the administration of and compliance with these policies.

Gifts - Associates may not accept gifts worth more than $100, loans, or anything else involving personal gain from those who conduct business with the company. Associates must report any gift exceeding $50, although it is recommended that associates report all gifts received.

Business Entertainment - Associates may not receive excessive business entertainment. A business entertainment event exceeding $200 in value may only be accepted with permission from the Gifts Policy Committee. Associates must report any business entertainment exceeding $75.

INSIDER TRADING - Antifraud provisions of federal securities laws generally prohibit persons, while in possession of material nonpublic information, from trading on or communicating the information to others. Although investment research analysts are more likely to come in contact with material nonpublic information, the rules and sanctions in this area apply to all associates and extend to activities both within and outside each associate's realm of responsibilities.

Above all, if a CGTC associate knows of any violation of the Capital's Code of Conduct, he or she has a responsibility to report it. Deviations from controls or procedures that safeguard the company, including the assets of shareholders and clients, should also be reported.

PERSONAL SECURITIES TRANSACTIONS POLICY

All CGTC associates potentially have access to confidential information, thereby placing them in a position of special trust. Capital's policy relating to personal securities transactions are designed to ensure that associates avoid possible conflicts of interest in this area. The Personal Securities Transactions Policy Committee responds to question s, hardships resulting from these policies, and requests for exceptions. Capital's policy with regard to personal securities transactions following provisions.

ALL ASSOCIATES
Information regarding proposed or partially completed plans by The Capital Group's management companies to buy or sell specific securities must not be divulged to outsiders. Favors or preferential treatment from stockbrokers may not be accepted.

Associates, their spouses and any family member residing in their household, may not subscribe to any initial public offering or any other securities offering that is subject to allocation (so-called "hot issues").

COVERED PERSONS
Associates who have access to investment information in connection with their regular duties are generally considered covered persons. A covered person, and family members living in the covered person's household and any trust or custodianship for which the associate is trustee or custodian, must conduct their personal securities transactions in such a way that they do not conflict with the interests of funds and client accounts. A conflict may occur if these persons have a transaction in a security when funds or client accounts are considering or involved a transaction in the same security.


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PRE-CLEARANCE OF SECURITIES TRANSACTIONS - Before buying or selling securities, covered persons are required to find out if the purchase or sale of a particular security would involve a conflict of interest.

Covered persons must promptly submit quarterly reports, of certain transactions. Transactions of securities (including fixed income securities) or certain options must be pre-cleared and reported, except for gifts or bequests of securities, mutual funds, money market instruments, direct obligations of the U.S. government, commodities, and options and futures on broad-based indices.

In addition, covered persons are required to report but not pre-clear transactions in debt instruments rated 'A' or above by at least one national rating service, sales pursuant to tender offers and dividend reinvestment plan purchases.

BROKERAGE ACCOUNTS - Covered persons must inform their stockbrokers that they are employed by an investment adviser, trust company or affiliate of either. The broker is subject to certain rules designed to prevent favoritism toward such accounts. Associates may not accept negotiated commission rates they believe may be more favorable than the broker grants to accounts with similar characteristics. In addition, covered persons must direct their brokers to send duplicate confirmations and copies of all periodic statements on a timely basis to the Legal Group of The Capital Group Companies.

ANNUAL RECERTIFICATION - Covered persons are required to certify annually that they have read and understood the Personal Securities Transaction Policy and recognize that they are subject to it.

In addition to the above, the following rules apply to associates involved in the investment decision-making process, such as portfolio managers, research analysts, traders, and investment administration associates.

DISCLOSURE OF OWNERSHIP OF RECOMMENDED SECURITIES - Any associate in a position to recommend the purchase or sale of securities by the fund or client accounts must not recommend securities that he or she personally owns without first disclosing ownership.

BLACKOUT PERIOD - Portfolio managers and research analysts may not buy or sell a security within at least seven calendar days before and after a fund or client account that his or her company manages trades in that security. Profits resulting from transactions within this time period are subject to disgorgement.

- BAN ON SHORT-TERM TRADING PROFITS - Investment personnel are prohibited from profiting from the purchase and sale, or sale and purchase, of the same (or equivalent) securities within a 60-day period. This restriction also applies to the purchase, and exercise, of an option within a 60-day period.

- ANNUAL DISCLOSURE OF PERSONAL SECURITIES HOLDINGS - Investment personnel are required to disclose all personal securities holdings upon commencement of employment and thereafter on an annual basis.

- SERVICE AS A DIRECTOR - Investment personnel must obtain prior authorization of their management company's investment committee before serving on the board of directors of a publicly traded company.